[redacted]





**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**



# Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934**

For the month of April 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

# Investor Relations Conference

A conference to discuss Kookmin Bank's operating results for the first quarter of year 2002 and related matters will be held on Monday, April 29, 2002.

| | |
|---|---|
| ■ Date | April 29, 2002 |
| ■ Time | 16:00 Seoul Time / 07:00 GMT / 02:00 New York / 15:00 Hong Kong & Singapore |
| ■ Venue | KSE Square, Korea Stock Exchange, 33 Yoido-dong, Youngdeungpo-gu Seoul, Republic of Korea |
| ■ Language | Korean and English. A simultaneous interpretation will be available for the english-speaking participants. |

The conference will also be accessible as a video webcast through the Investor Relations section of Kookmin Bank's website, www.kookminbank.com. For those unable to attend the conference, a replay will be available on Kookmin Bank's web site.

Exhibit1. First Quarter 2002 Earnings Conference

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: April 29, 2002

By: /s/ Jong-Kyoo Yoon
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer

Kookmin Bank

KB LISTED NYSE

# First Quarter 2002 Earnings Conference

April 29, 2002



# Contents



Finance & Integration

# I. Financial Overview



ESULTS -2- PRESS RELEASE: UTD FINCL C


*1st Quarter of 2002*

1. Financial Highlights

2. Profitability

3. Fund Operation and Raising

4. Asset Quality

# Financial Highlights

| | 1Q 2002 | 1Q 2001 | Yoy growth rate | (1) FY2001 |
|---|---|---|---|---|
| Net Income (bil. won) | 672.2 | 468.8 | 43.4% | 1,486.3 |
| Pre-provision Income | 1,195.6 | 1,043.8 | 14.5% | 3,704.1 |
| Total Assets (tril. Won) | 193.9 | 173.2 | 12.0% | 189.1 |
| Total Deposits | 139.0 | 131.3 | 5.9% | 137.9 |
| Total Loans | 118.0 | 106.1 | 11.2% | 112.9 |
| Shareholders' Equity | 9.8 | 7.3 | 34.2% | 8.9 |
| ROA (%) | 1.10 | 0.98 | 0.12%p | 0.98 |
| ROE | 19.19 | 19.79 | -0.6%p | 18.16 |
| BIS Capital Adequacy Ratio | (2) 10.25 | 10.42 | -0.17%p | 10.23 |
| Substandard & below ratio | 3.42 | 6.08 | -2.66%p | 3.56 |
| **EPS(won)** | (3) **8,465** | - | | **4,959** |

(1) Income Statement figures of the prior year are estimated using a simple pooling method

(2) Estimated

(3) Annualized

# Profitability

## Overview

(bil. won)

| | 1Q 2002 | 1Q 2001 | Yoy growth rate | FY2001 |
|---|---|---|---|---|
| Interest Income (a) | 1,042.9 | 950.5 | 9.7% | 3,856.5 |
| Non-interest Income (b) | 502.5 | 423.8 | 18.6% | 1,848.8 |
| General & Admin. Exp (c) | 556.3 | 538.9 | 3.2% | 2,307.6 |
| Provision for Losses (d) | 219.9 | 320.3 | -31.3% | 1,356.1 |
| Operating Income (a+b-c-d) | 769.2 | 515.1 | 49.3% | 2,041.6 |
| Non-Operating Income | 186.3 | 162.1 | 14.9% | 141.6 |
| Gain on valuation using equity method | (99.0) | (99.8) | (-0.8%) | (427.4) |
| NIBT | 955.5 | 677.2 | 41.1% | 2,183.2 |
| Tax | 283.3 | 208.4 | 35.9% | 696.9 |
| **Net Income** | **672.2** | **468.8** | **43.4%** | **1,486.3** |
| **Income before Provision** | **1,195.6** | **1,043.8** | **14.5%** | **3,704.1** |

## Interest Income

(bil. won)

| | 1Q 2002 | 1Q 2001 | Yoy growth rate | FY2001 |
|---|---|---|---|---|
| Interest on Loans | 2,095.8 | 2,326.9 | -9.9% | 9,205.3 |
| Interest on Securities | 408.9 | 536.5 | -23.8% | 2,044.0 |
| Interest on Due from Bank, etc. | 34.9 | 108.8 | -67.9% | 245.9 |
| Interest Revenues | 2,539.6 | 2,972.2 | -14.6% | 11,495.2 |
| Interest on Deposits | 1,193.0 | 1,626.4 | -26.6% | 6,066.9 |
| Interest on Debentures | 177.0 | 210.6 | -16.0% | 796.7 |
| Interest on Borrowings, etc. | 126.7 | 184.7 | -31.4% | 775.1 |
| Interest Expenses | 1,496.7 | 2,021.7 | -26.0% | 7,638.7 |
| **Net Interest Income** | **1,042.9** | **950.5** | **9.7%** | **3,856.5** |

# Profitability

## Non-Interest Income

(bil. won)

| | 1Q 2002 | 1Q 2001 | Yoy growth rate | FY 2001 |
|---|---|---|---|---|
| Trust Income & Fees | 109.8 | 73.4 | 49.6% | 336.9 |
| Commissions on Credit Cards | 250.7 | 183.9 | 36.3% | 891.9 |
| Commissions on NHF Management | 44.3 | 42.6 | 4.0% | 181.5 |
| Other Commissions Received | 72.3 | 75.8 | -4.6% | 260.1 |
| Others | 25.4 | 48.1 | -47.2% | 178.4 |
| **Non-Interest Income** | **502.5** | **423.8** | **18.6%** | **1,848.8** |

# Profitability

## NIS & NIM

(%)

| | 1Q 2002 | 1Q 2001 | Changes | FY2001 |
|---|---|---|---|---|
| **Net Interest Spread (a-b)** | **4.08** | **3.97** | **0.11%p** | **3.89** |
| Loan Int. Rate in Won (a) | 8.31 | 10.19 | -1.88%p | 9.47 |
| Deposit Int. Rate in Won (b) | 4.23 | 6.22 | -1.99%p | 5.58 |
| **Net Interest Margin** | **3.68** | **3.26** | **0.42%p** | **3.42** |
| (Excluding Credit Card) | 3.14 | 2.84 | 0.30%p | 2.93 |



5.0
4.5
4.0
3.5
3.0
4.52
3.71
3.97
3.85
3.89
4.08
3.37
3.25
3.26
3.41
3.42
3.68
1999
2000
2001. 3
2001. 10
2001
Mar. 2002
NIS
NIM

# Fund Operation and Fund Raising

## B/S Summary

(tril. Won)

| | 1Q 2002 | 1Q 2001 | Yoy growth rate | FY2001 |
|---|---|---|---|---|
| Loans in Won | 99.6 | 85.2 | 16.9% | 94.7 |
| Securities in Won | 31.7 | 33.3 | -4.8% | 32.1 |
| Credit Card Accounts | 5.0 | 3.1 | 61.3% | 4.7 |
| Assets in Foreign Currency | 6.7 | 9.4 | -28.7% | 7.0 |
| Others | 17.5 | 18.5 | -5.4% | 18.4 |
| Total Fund Operating | 160.5 | 149.5 | 7.4% | 156.9 |
| Total Deposits in Won | 120.3 | 107.7 | 11.7% | 117.1 |
| Bank Debentures in Won | 9.1 | 8.0 | 13.8% | 7.8 |
| Liabilities in Foreign Currency | 4.9 | 6.2 | -21.0% | 5.5 |
| Others | 16.4 | 20.3 | -19.2% | 17.6 |
| Shareholders' Equity | 9.8 | 7.3 | 34.2% | 8.9 |
| Total Fund Raising | 160.5 | 149.5 | 7.4% | 156.9 |

# Fund Operation and Fund Raising

## Asset Composition


Loans in Won
57.0%
Securities in Won
22.2%
Credit Card 2.1%
Assets in F/C
6.3%
Others 12.4%


Loans in Won
Securities in Won
19.7%
Credit Cards 3.1%
Assets in F/C
4.2%
Others
10.9%

## Fund Raising


Deposits in Won
Debentures in Won
5.4%
4.1%
Shareholders
4.9%
Others
13.6%


Deposits in Won
Debentures in Won
5.7%
3.0%
Shareholders
6.1%
Others
10.2%

# Fund Operation and Fund Raising

## Loans in Won

(tril. won)

| | 1Q 2002 | 1Q 2001 | Yoy growth rate | FY2001 |
|---|---|---|---|---|
| Household | 63.4 | 50.5 | 25.5% | 60.2 |
| Mortgage | 26.8 | 22.5 | 19.1% | 25.4 |
| General | 36.6 | 28.0 | 30.7% | 34.8 |
| Corporate | 36.2 | 34.7 | 4.3% | 34.5 |
| SME | 29.5 | 25.6 | 15.2% | 27.9 |
| Large | 6.7 | 9.1 | -26.4% | 6.6 |
| Total | 99.6 | 85.2 | 16.9% | 94.7 |


Large
10.7%
Mortgage
26.4%
SME
30.0%
Household
32.9%
Large
6.7%
Mortgage
26.9%
SME
29.6%
r. 2002
36.7%

# Fund Operation and Fund Raising

## Highly Secured Household Loans (1Q 2002)



Unsecured
16.8%
Secured
83.2%
Other
19.0%
Other
Guarantee**
1.2%
Credit
Guarantee*
14.6%
Estates
60%
Movable
4.7%


* Guaranteed by Korea Credit Guarantee Fund

** Guaranteed by financial institutions

# Fund Operation and Fund Raising

## Position Against Household Defaults

### Against Bubbles in the Property Value

- ✓ Lower the LTV (9~18%)
- ✓ Reduce Appraisal Value of Over-Appreciated Segment (10%)
- ✓ Reduce Appraisal Value for Loans with over 300 mil won in Collateral (14%)
- ✓ Offer Differentiated LTV according to Customer's Credit Standing

### Against Rising Credit Risk

✓ Enhance Individual's Credit Scoring System

- Purpose: Set up an Efficient Risk Management System and Establish Flexible Lending Strategy
- Target: All Loans Including the Secured (excluding policy loans such as student loans)
- Application Area
  - Run a CSS at the time of New loans and Renewals
  - Conduct a Customer Maintenance Credit Review
  - Detect Early Signals of Credit Problem by Utilizing the External Credit Information

# Fund Operation and Fund Raising

## Deposits in Won

(tril. won)

| | 1Q 2002 | 1Q 2001 | Yoy growth rate | FY2001 |
|---|---|---|---|---|
| Core Deposits | 37.9 | 28.4 | 33.5% | 37.3 |
| Time & Savings | 78.3 | 73.6 | 6.4% | 75.6 |
| Time Deposits | 58.4 | 53.7 | 8.8% | 54.7 |
| CD, RP& Bill Sold | 4.1 | 5.7 | -28.1% | 4.2 |
| Total | 120.3 | 107.7 | 11.7% | 117.1 |


CD, RP & Bill Sold 5.3%
Core Deposits 26.4%
Time & Savings 68.3%
CD, RP & Bill Sold 3.4%
Core Deposits 31.5%
2002
Time & Savings 65.1%

# Asset Quality

## Overview

(bil. won)

| | 1Q 2002 | 1Q 2001 | Yoy Changes | FY2001 |
|---|---|---|---|---|
| TotalCredit | 118,006.1 | 106,094.1 | 11,912.0 | 112,919.5 |
| Normal | 109,408.1 | 94,201.9 | 15,206.2 | 104,284.3 |
| Precautionary | 4,562.5 | 5,440.7 | -878.2 | 4,620.5 |
| Substandard | 2,473.6 | 4,341.8 | -1,868.2 | 2,484.4 |
| Doubtful | 1,276.3 | 1,632.5 | -356.2 | 1,221.7 |
| Estimated Loss | 285.6 | 477.2 | -191.6 | 308.6 |
| Substandard and Below Loans | 4,035.5 | 6,451.5 | -2,416.0 | 4,014.7 |
| Substandard and Below/Total Loans | 3.42% | 6.08% | -2.66%p | 3.56% |
| Loan Loss Reserve (LLR)* | 2,732.9 | 3,687.9 | -955.0 | 2,689.6 |
| LLR/Substandard and Below | 67.7% | 57.2% | 10.5%p | 67.0% |
| NPLs Sold | - | 156.8 | -156.8 | 1,333.3 |
| Write-offs | 186.6 | 264.0 | -77.4 | 1,862.4 |
| Total | 186.6 | 420.8 | -234.2 | 3,195.7 |

* Include Allowance for Valuation of Receivable in Trust Accounts

# Asset Quality

## Delinquency

(bil. won)

| | 1Q 2002 | 1Q 2001 | Changes | FY2001 pf |
|---|---|---|---|---|
| Delinquent Loans | 2,827.5 | 3,423.7 | -596.2 | 2,742.1 |
| Total Loans | 114,138.8 | 101,854.0 | 12,284.8 | 109,357.8 |
| Delinquency Ratio | 2.48% | 3.36% | -0.88%p | 2.51% |



10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
9.52
6.09
4.75
4.52
3.56
3.42
5.18
3.70
2.90
2.93
2.51
2.48
Substandard and below
Delinquency ratio
1999
2000
2001.6
2001.10
2001
2002. 3

# II. Integration Progress



*Integration Progress*

1. Overview
2. Organization Integration
3. Channel Integration
4. IT & HR/Performance Management

# Integration Progress

## Progress by Sectors

| | |
|---|---|
| **Organization** | **Channel** |
| **IT** | **HR / Performance Management** |

# Integration Progress

## Organization

### March 2002

**Board of Directors**

- Standing: 7 ➡ 4
- Non-Standing: 18 ➡ 9

**EVP**

- 18 ➡ 14

**Headquarter**

- 23(101 teams) ➡ 19(84 teams)

**Regional Headquarters**

- 19 ➡ 16

### September 2002

**Ex-Kookmin Branches**

**+**

**Ex-H&CB Branches**

# Integration Progress

## Channel

**Customer Segmentation**


Affluent
Large Corporate
Upper Mass
SME
Mass
SOHO
Retail
Corporate

April 2002 › May › June › July › … …. › December

| | |
|---|---|
| **PB** | **1-2 Branches per Quarter** |
| **RM** | **176 Branches** |
| **SOHO** | **500 Teams** |

| | |
|---|---|
| **Mass Market** | **Call Center Integration & Expansion**<br>**Back-Office Operation Centralization** |

# Integration Progress

## IT

✓ **January 2002**
Select One System People Integration
(Under 1 Division, 14 Teams)

✓ **March 2002**
Plan System Integration by Key Areas
(i.e. Accounts, MIS, Sysplex, etc.)

✓ **June ~ September 2002**
Build and test the integrated IT System

✓ **September 22, 2002**
Complete the IT Integration

## HR/Performance Mgt.

✓ **March ~ December 2002**
Conduct Communication Workshop for
Performance Measurement System

✓ **April ~ August 2002**
Build the Performance Measurement System
(i.e. MOR/ABC/Managerial)

✓ **July 2002**
Re-allocation of Employees under the new
Channel strategy
- Corporate Banking Team (1,000)
- Supporting Center (1,200)
- Call Center (700)
- PB Branches(60)

✓ **September ~ December 2002**
Test the System and build the database for P.M.S

✓ **New HR Policy includes:** title, rank, compensation, promotion, subject to the union's consent